

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Mr. Alford B. Neely
Chief Financial Officer
CREDO Petroleum Corporation
1801 Broadway, Suite 900
Denver, CO 80202

> Re: **CREDO Petroleum Corporation**
> **Form 10-K for Fiscal Year ended October 31, 2010**
> **Filed January 13, 2011**
> **File No. 001-34281**

Dear Mr. Neely:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief